Empire Resorts, Inc.

c/o Monticello Casino and Raceway

204 State Route 17B, P.O. Box 5013

Monticello, New York 12701

February 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	Empire Resorts, Inc.
Registration Statement on Form S-3
Filed January 3, 2014, as amended
File No. 333-193176

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Empire Resorts, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Wednesday, February 12, 2014, or as soon as thereafter practicable.

Very truly yours,

/s/ Joseph A. D’Amato
Joseph A. D’Amato
Chief Executive Officer